Exhibit 1

News Release

RINKER NET PROFIT UP 46% IN US$ AND 37% IN A$
Final dividend up 75%

Rinker Group Limited (Rinker) today announced a net profit after tax (PAT) for the year ended 31 March 2005 (YEM05) of US$433 million (1), up 46% (A$585 million, up 37%) on the previous year.

Earnings per share (2) (EPS) rose 47% to 45.9 US cents (up 37% in A$ to 62.1 cents).  EPS pre-amortisation of goodwill (2) was up 40% to 51.2 cents (US$) and up 31% to 69.3 cents (A$).

Rinker’s EPS pre-goodwill amortisation has risen by an average of 37% per annum compound over the past three years.

Return on equity, pre-goodwill amortisation (3), was 18.5% from 15.2% the previous year in US$ (19.3%, up 2.7pp, in A$). Return on funds employed (ROFE)(4) was 24.3%, up from 17.1% (in A$, 25.4% from 18.7%).  ROFE increased in every segment of the US subsidiary Rinker Materials, and in the Australian subsidiary Readymix.

Directors lifted the final dividend substantially, to 14 Australian cents per ordinary share, up 75%. Total dividend for the year is 21 cents, up 50%. The final dividend, payable on 1 July with a record date of 10 June, is 60% franked.  The interim dividend was 100% franked.  The unfranked portion of the dividend will be paid from Rinker’s foreign dividend account.

Earnings per ADR (2), pre-amortisation of goodwill, were US$2.56.  This follows the halving of the ADR conversion ratio in April to five Rinker ordinary shares per ADR, from 10:1 previously.  Total dividends per ADR are A$1.05; the final dividend is 70 cents (A$).

Financial highlights and summary for the year ended March 2005

Measure	Result in US$	Change	Result in A$	Change
Trading revenue	US$4,312 m	16%	A$5,843 m	9%
EBITDA (5)	US$957 m	32%	A$1,296 m	23%
EBITA (6)	US$763 m	39%	A$1,033 m	30%
EBIT	US$707 m	43%	A$957 m	34%
PAT	US$433 m	46%	A$585 m	37%
Net operating cash flow	US$659 m	n/c	A$897 m	(5)%
Free cash flow (10)	US$417 m	(6)%	A$568 m	(8)%
ROFE	24.3%	7.2pp	25.4%	6.7pp
ROE	16.6%	3.6pp	17.3%	3.1pp
ROE (pre-goodwill)	18.5%	3.3pp	19.3%	2.7pp

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

“The result is very satisfactory and reflects the strength of our geographic locations, market positions, and the ongoing efforts of our people to add value for our shareholders,” said Rinker Chief Executive David Clarke. “We are pleased to add another year to Rinker’s solid track record of consistent growth and performance.”

Mr Clarke said Rinker’s EBIT has grown 23% per annum compound over the past five years (including proforma data).   For the US subsidiary Rinker Materials, results for the past eight years – since 1998 – show EBIT has grown 25% per annum compound and EBITDA 21% per annum compound.

Capital management and cash flow

Operating cash flow was steady at US$659 million (A$897 million, down 5%).  Free cash flow (10) was US$417 million, down 6% (A$568 million down 8%) as increased profit was more than offset by volume-driven increases in working capital and the absence of tax refunds and other one-time benefits which occurred in the prior year.  Operating capital expenditure was US$193 million (A$261 million).

Rinker continued to pay down debt and strengthen its balance sheet during the year. Gearing (7)(net debt/net debt + equity) was 9.7%, down from 20.9% at end March 2004. Debt/equity (7) was 10.7%, from 26.4%.  Net debt (8) was US$280 million, down from US$601 million at 31 March 2004, while interest cover (9) was 26.7 times, up from 11.5 times (in US$).

Directors announced a new, on-market share buyback of up to 10% of issued capital over the next 12 months, to follow the current on-market buyback, which expires on May 27.  A total of 8,270,474 shares, at a cost of A$79.2 million (US$59.1 million) have been purchased to date under the current buyback. The average share price paid was A$9.58.

A key focus of our growth strategy remains value-adding acquisitions - although these are largely opportunistic in nature, with timing difficult to predict. Our strong balance sheet and cash flows enable us to continue our active growth program, whilst also buying back stock and increasing the dividend. We are confident that this combination should continue to deliver enhanced ROE and total returns to our shareholders.

Key features of the result

•      Profit margins and ROFE increased in all segments across the US and in Readymix

•      Volumes were higher in most businesses as strong construction activity levels continued in both the US and Australia

•      Price increases, together with US$49 million in operational efficiencies across the group, more than offset cost escalation in raw materials, fuel, power and freight.

Business results

US - Rinker Materials

US put-in-place construction activity rose an estimated 3.8% in real terms during YEM05 relative to YEM04, with residential up 8.5%, commercial (non residential) down 0.2%, and non building/infrastructure down 5.2% (Source Dodge)

Sales were US$3,321 million, up 16%.  EBITDA was up 32% to US$780 million.  EBIT rose 48% to US$578 million.  US$ return on funds employed (ROFE) was 26.7%, up from 17.9% in the prior year

Strong construction activity continued to underpin the Florida and Arizona operations. The concrete pipe and products business performed well, driven primarily by operational improvements and higher volumes.

•      Aggregates EBITDA was up 19% to US$246 million.  Average prices were up over 8% while volumes rose slightly.  Florida production was close to capacity.

•      Cement EBITDA was US$131 million, up 12%.  Volumes were steady.   Average prices rose US$9 a ton to cover cost increases - including ocean freight up over 50%.

•      Concrete, block & asphalt EBITDA was US$258 million, up 51%.  Concrete and block recorded double digit price increases while volumes rose 6% and 13% respectively.  Asphalt volumes were lower and prices rose slightly.

•      Concrete pipe EBITDA was US$112 million, up 32%.  Higher volumes, prices and significant productivity gains helped offset steep increases in steel and cement costs.

•      Other (polypipe, gypsum distribution, prestress and unallocated corporate costs) EBITDA was US$33 million - from US$10 million in YEM04 (including a US$10 million write-off in the prestress business). The performance of all businesses improved. The prestress and polypipe businesses were sold, in December and February respectively.

Australia - Readymix

Australian construction activity rose an estimated 4.2% during YEM05 relative to YEM04.  Housing was up 1.4%, commercial up 3.0%, and engineering up 7.9% (Source ABS actual, BIS forecast data).

Strong construction activity levels, particularly in infrastructure, together with cost savings and price increases helped lift revenue 12% to A$1,341 million, and EBITDA 22% to A$256 million. EBIT was A$191 million, up 21%.  ROFE (A$) was 19.9%, from 17.1% in the prior year.

Concrete prices were up almost 5% and aggregate prices rose strongly. Cost increases were substantial, particularly fuel, energy and cement. Humes concrete pipe prices were steady as volumes increased slightly.

Cement industry utilisation in Australia was a record 90% during 2004, as clinker imports reached record levels. Strong demand and synergy benefits from the 2003 Cement Australia merger helped lift profit. Prices rose in October but further increases are needed to offset significantly higher costs, including diesel and coal.  The Emoleum asphalt joint venture improved strongly under new management.

Fourth quarter results

Fourth quarter results were up substantially, reflecting:

•          strong demand - particularly in Florida

•          strong improvement in the concrete pipe and products business (EBITDA up US$13 million)

•          US$8 million profit on the sale of polypipe in February

•          higher prices - and the unusually rapid implementation of those increases in some businesses

•          sale of the loss making prestress business in the third quarter

•          added production from acquisitions and new greenfields plants

•          ongoing productivity gains

Net profit after tax for the three months ended 31 March 2005 was US$130 million, up 79% (A$168 million, up 76%) on the previous corresponding quarter.  EPS (11) rose 81% to 13.9 US cents (17.8 Australian cents, up 76%). Earnings per ADR were 69.5 US cents.  Sales rose 16% to US$1,084 million (A$1,396 million, up 14%), while EBITDA (12) rose 50% to US$260 million (A$335 million, up 47%).

Rinker Materials US$ sales were up 19%, while EBITDA (12) rose 57%. EBIT was up 89%. Sales and profits improved in all segments.

All products showed price increases compared to the fourth quarter YEM04. Volumes were steady in aggregate, cement and concrete pipe.  Florida aggregates and cement operations were close to capacity. Concrete volumes grew 9% across the US, with substantial increases in northern California and Tennessee as local economies began to recover.

Readymix A$ sales were up 7%, while EBITDA rose 20% on the prior result.  Australian concrete prices were up around 5% on a year earlier, while aggregates were higher.  Volumes in both products were steady as strong non-residential and infrastructure construction activity compensated for slowing residential demand.

Overview and Strategy

Mr Clarke said Rinker’s performance during its second year as a listed company meant “we have again attained our objective of delivering returns in the top quartile of the global heavy building materials sector”.

Efforts to overcome steep increases in raw materials, fuel, energy and transportation costs had proved successful.  Operational improvement savings, together with higher prices, had offset the increases.

“The performance of the US concrete pipe business is particularly encouraging. Our people have done an excellent job lifting productivity to overcome hefty cost increases, including a 48% hike in steel costs.

“Our strong market positions in high population growth regions such as Florida and Arizona again helped to deliver solid growth. Bolt-on acquisitions, together with new concrete and block plants, are further strengthening Rinker Material’s position in those regions,” said Mr Clarke.  “These low risk, high return investments will continue.”

Acquisition activity in the US is showing some signs of improving and Rinker Materials is actively working on a large pipeline of potential targets at any one time, but they remain opportunistic and timing is hard to predict.

“Rinker’s financial position is extremely solid with debt levels well below our funding capacity.  This, and our strong cashflows, will enable us to capitalise on value-adding acquisitions as they arise, and to explore capital management initiatives as appropriate.”

Development capex during YEM05, including seven acquisitions, was US$121 million (A$164 million). This included completion of two new concrete plants and a block plant and an additional block manufacturing line in Florida, and one new concrete plant in Australia.

Acquisitions included the RMC concrete business in the Florida Panhandle, Loven Concrete in Tennessee, and small acquisitions in Florida, Oregon, Nevada and Australia.

Outlook

“We are operating at high levels of construction activity in our major markets in the US and Australia,” said Mr Clarke. “However, whilst some sectors are strong, others – such as non-residential in the US and housing in Australia – are off their peak and have been for some time.”

The improving performance momentum continued through the year, although Mr Clarke said the fourth quarter included a number of one-off factors that made it particularly strong.

“In the current year, we expect to see further slight incremental growth in volumes over last year’s level – both in the US and Australia,” said Mr Clarke. “We also expect cost pressures to continue, particularly in areas such as fuel, energy and freight, but we will be working to offset those increases with higher prices and productivity savings.

“Overall, our expectations for the current year (year end March 2006) are for around 20-25% growth in trading EBIT for Rinker Materials in US$, while Readymix profit should be steady in A$,” said Mr Clarke. “Favourable US trading in the first quarter to date, and the now strong likelihood that mid-year price increases in Florida will be implemented, has led us to lift our annual guidance for Rinker Materials. This includes expectations of a particularly strong first quarter.”

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Market capitalization is around US$8 billion. Rinker has over 13,000 employees in over 760 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling on 61 2 9412 6680 or 0419 476 546  (international + 61 419 476 546)

12 May 2005	RIN 02-05

1.     Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency.  At the group level, Rinker Materials Corporation represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker performance and value.

2              Reconciliation of Earnings per share for the twelve months ended 31 March 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Year ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Weighted average number of shares outstanding (million)	942.1	944.9	942.1	944.9
Earnings per share (cents)	45.9	31.3	62.1	45.2

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members of Rinker Group Limited excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ million		A$ million
Year ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Add back goodwill amortisation (after tax)	49.8	50.8	67.5	73.2
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	482.4	346.4	652.7	500.0
Weighted average number of shares outstanding (million)	942.1	944.9	942.1	944.9
Earnings per share pre-amortisation of goodwill (cents)	51.2	36.7	69.3	52.9
Earnings per ADR pre-amortisation of goodwill (1 ADR = 5 ord shares) (dollars)	2.56	1.84	3.47	2.65

3              Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net Profit attributable to members of Rinker Group Limited.

	US$ million		A$ million
Year ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Equity attributable to members of Rinker Group Limited	2,612.5	2,275.7	3,387.1	3,013.3
ROE	16.6%	13.0%	17.3%	14.2%
Goodwill amortisation (after tax)	49.8	50.8	67.5	73.2
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Net profit attributable to members of Rinker Group Limited before goodwill amo	482.4	346.4	652.7	500.0
ROE pre-amortisation of goodwill	18.5%	15.2%	19.3%	16.6%

4              Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

US$ million Year ended 31 March	EBIT 2005	Funds Employed 2005	ROFE 2005	EBIT 2004	Funds Employed 2004	ROFE 2004
Aggregates	172.1	783.0	22.0%	138.2	796.0	17.4%
Cement	109.0	337.3	32.3%	95.5	354.1	27.0%
Concrete, block, asphalt	197.2	679.1	29.0%	116.4	608.3	19.1%
Concrete pipe and products	81.5	349.0	23.3%	53.1	348.1	15.2%
Other	18.3	13.3	n/a	(11.4)	79.8	n/a
Total Rinker Materials	578.1	2,161.7	26.7%	391.8	2,186.3	17.9%
Readymix	140.4	739.5	19.0%	110.1	699.9	15.7%
Corporate	(11.8)	5.7	n/a	(9.2)	1.6	n/a
Consolidated Rinker group	706.7	2,906.9	24.3%	492.7	2,887.8	17.1%

A$ million Year ended 31 March	EBIT 2005	Funds Employed 2005	ROFE 2005	EBIT 2004	Funds Employed 2004	ROFE 2004
Aggregates	233.7	1,015.1	23.0%	200.9	1,054.0	19.1%
Cement	147.1	437.4	33.6%	137.6	468.9	29.3%
Concrete, block, asphalt	265.3	880.4	30.1%	166.9	805.5	20.7%
Concrete pipe and products	111.3	452.6	24.6%	78.6	460.9	17.1%
Other	24.5	17.2	n/a	(16.0)	105.5	n/a
Total Rinker Materials	781.9	2,802.7	27.9%	568.0	2,894.8	19.6%
Readymix	191.1	958.7	19.9%	158.3	926.9	17.1%
Corporate	(15.9)	7.4	n/a	(13.0)	2.1	n/a
Consolidated Rinker group	957.1	3,768.8	25.4%	713.3	3,823.8	18.7%

5              Reconciliation of EBIT and EBITDA for the twelve months ended 31 March 2005

EBIT represents profit on ordinary activities before finance and income tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	12 months YTD
	US$ million			A$ million
	Mar ‘05 12 months	Mar ‘04 12 months	Variance %	Mar ‘05 12 months	Mar ‘04 12 months	Variance %

Segment Revenue
Aggregate	907	803	13%	1,230	1,158	6%
Cement	421	377	12%	569	543	5%
Concrete, block, asphalt	1,637	1,365	20%	2,216	1,969	13%
Concrete pipe and products	472	421	12%	642	612	5%
Other	461	411	12%	625	592	6%
Eliminations	(577)	(509)	13%	(780)	(734)	6%
Rinker Materials	3,321	2,868	16%	4,502	4,139	9%
Readymix	991	839	18%	1,341	1,201	12%
Consolidated Rinker group	4,312	3,706	16%	5,843	5,339	9%

Segment EBIT
Aggregate	172.1	138.2	25%	233.7	200.9	16%
Cement	109.0	95.5	14%	147.1	137.6	7%
Concrete, block, asphalt	197.2	116.4	69%	265.3	166.9	59%
Concrete pipe and products	81.5	53.1	54%	111.3	78.6	42%
Other	18.3	(11.4)	n/a	24.5	(16.0)	n/a
Rinker Materials	578.1	391.8	48%	781.9	568.0	38%
Readymix	140.4	110.1	28%	191.1	158.3	21%
Corporate	(11.8)	(9.2)	(28)%	(15.9)	(13.0)	(22)%
Consolidated Rinker group	706.7	492.7	43%	957.1	713.3	34%

Segment DA
Aggregate	74.2	69.5	7%	100.4	99.9	1%
Cement	21.7	21.4	1%	29.3	30.8	(5)%
Concrete, block, asphalt	60.9	54.1	13%	82.4	77.8	6%
Concrete pipe and products	30.8	32.0	(4)%	41.8	46.1	(9)%
Other	14.8	21.8	(32)%	20.2	31.6	(36)%
Rinker Materials	202.4	198.8	2%	274.1	286.2	(4)%
Readymix	47.8	35.4	35%	64.6	50.7	27%
Corporate	0.3	—	n/a	0.4	—	n/a
Consolidated Rinker group	250.5	234.2	7%	339.1	336.9	1%

Segment EBITDA
Aggregate	246.3	207.7	19%	334.1	300.8	11%
Cement	130.7	116.9	12%	176.4	168.4	5%
Concrete, block, asphalt	258.1	170.5	51%	347.7	244.7	42%
Concrete pipe and products	112.3	85.1	32%	153.1	124.7	23%
Other	33.1	10.4	n/a	44.7	15.6	n/a
Rinker Materials	780.5	590.6	32%	1,056.0	854.2	24%
Readymix	188.2	145.5	29%	255.7	209.0	22%
Corporate	(11.5)	(9.2)	(25)%	(15.5)	(13.0)	(18)%
Consolidated Rinker group	957.2	726.9	32%	1,296.2	1,050.2	23%

6              Reconciliation of EBIT before amortisation of goodwill

EBIT before amortisation of goodwill (EBITA) represents EBIT excluding goodwill amortisation charges.

	US$ million		A$ million
Year ended 31 March	2005	2004	2005	2004
EBIT	706.7	492.7	957.1	713.3
Goodwill amortisation (before tax)	56.3	56.5	76.2	81.3
EBITA	763.0	549.2	1,033.3	794.6

7              Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	US$ million		A$ million
As at	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Net debt	279.8	601.3	362.8	796.1
Equity	2,619.8	2,280.6	3,396.6	3,019.8
Gearing/leverage (net debt/ equity)	10.7%	26.4%	10.7%	26.4%
Gearing/leverage (net debt/net debt plus equity)	9.7%	20.9%	9.7%	20.9%

8              Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	US$ million		A$ million
As at	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Current interest-bearing liabilities	257.1	17.4	333.3	23.0
Non-current interest-bearing liabilities	610.9	912.4	792.1	1,208.2
Less: cash assets	(588.2)	(328.5)	(762.6)	(435.1)
Net debt	279.8	601.3	362.8	796.1

9                    Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

	US$ million		A$ million
Year ended	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Interest expense	46.0	54.6	62.3	78.9
Interest income	(19.5)	(11.7)	(26.1)	(16.4)
Net interest expense	26.5	42.9	36.2	62.5
EBIT (for last 12 months)	706.7	492.7	957.1	713.3
EBIT Interest Cover [times] (for last 12 months)	26.7	11.5	26.4	11.4

10           Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million		A$ million
Twelve months ended 31 March	2005	2004	2005	2004
Operating profit before finance and tax	706.7	492.7	957.1	713.3
Depreciation and amortisation	250.5	234.2	339.1	336.9
Net income tax (paid)	(230.6)	(117.7)	(299.1)	(155.3)
Change in working capital	(86.9)	(18.0)	(124.6)	(42.8)
Loss on asset sales	1.1	10.1	1.4	13.8
Interest received	18.1	10.7	24.2	15.0
Other	0.5	48.6	(1.6)	66.1
Net Cash from operating activities	659.4	660.6	896.5	947.0
Operating capital expenditure	(193.3)	(166.4)	(261.3)	(257.5)
Interest paid	(49.2)	(53.0)	(66.8)	(75.0)
Free Cash Flow	416.9	441.2	568.4	614.5

Capital expenditure summary:
Operating capital expenditure	(193.3)	(166.4)	(261.3)	(257.5)
Development capital expenditure	(87.8)	(58.0)	(118.8)	(82.7)
Total purchase of property plant and equipment	(281.1)	(224.4)	(380.1)	(340.2)
Purchase of businesses	(33.2)	(36.0)	(45.1)	(49.2)
Total capital expenditure	(314.3)	(260.4)	(425.2)	(389.4)

11           Reconciliation of Earnings per share for the quarter ended 31 March 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Quarter ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	130.4	72.8	167.7	95.3
Weighted average number of shares outstanding (million)	941.2	944.9	941.2	944.9
Earnings per share (cents)	13.9	7.7	17.8	10.1

Earnings per ADR (1 ADR = 5 ord shares) (cents)	69.5	38.5	89.0	50.5

12                  Reconciliation of EBIT and EBITDA for the quarter ended 31 March 2005

EBIT represents profit on ordinary activities before finance and income tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	March Quarter
	US$ million			A$ million
	Mar ‘05 Qtr	Mar ‘04 Qtr	Variance %	Mar ‘05 Qtr	Mar ‘04 Qtr	Variance %

Segment Revenue
Aggregate	226	196	15%	291	258	13%
Cement	117	98	20%	150	129	17%
Concrete, block, asphalt	431	337	28%	555	442	25%
Concrete pipe and products	106	91	16%	136	120	14%
Other	110	109	1%	142	143	(1)%
Eliminations	(154)	(127)	21%	(198)	(168)	18%
Rinker Materials	835	703	19%	1,075	923	17%
Readymix	249	231	8%	320	300	7%
Consolidated Rinker group	1,084	933	16%	1,396	1,223	14%

Segment EBIT
Aggregate	40.0	27.1	48%	51.6	35.5	45%
Cement	28.1	23.0	22%	36.2	30.2	20%
Concrete, block, asphalt	66.1	36.9	79%	85.1	48.5	75%
Concrete pipe and products	16.1	2.7	510%	20.7	3.4	502%
Other	19.2	0.3	n/a	24.6	0.5	n/a
Rinker Materials	169.5	89.9	89%	218.3	118.1	85%
Readymix	32.0	26.5	21%	41.2	34.5	19%
Corporate	(4.1)	(3.2)	(30)%	(5.3)	(4.0)	(28)%
Consolidated Rinker group	197.5	113.2	75%	254.2	148.5	71%

Segment DA
Aggregate	18.9	18.3	3%	24.3	24.0	1%
Cement	5.5	5.4	2%	7.0	7.0	—
Concrete, block, asphalt	16.2	13.6	19%	20.9	17.9	17%
Concrete pipe and products	7.7	7.9	(4)%	9.9	10.4	(5)%
Other	2.3	5.0	(56)%	2.9	6.6	(57)%
Rinker Materials	50.5	50.4	—	65.0	65.9	(2)%
Readymix	12.5	10.1	24%	16.1	13.1	22%
Consolidated Rinker group	63.0	60.5	4%	81.1	79.1	2%

Segment EBITDA
Aggregate	58.9	45.4	30%	75.9	59.5	28%
Cement	33.6	28.4	18%	43.2	37.2	16%
Concrete, block, asphalt	82.3	50.5	63%	106.0	66.4	60%
Concrete pipe and products	23.8	10.6	124%	30.6	13.8	121%
Other	21.5	5.3	n/a	27.5	7.1	n/a
Rinker Materials	220.0	140.3	57%	283.2	184.0	54%
Readymix	44.5	36.7	22%	57.3	47.6	20%
Corporate	(4.1)	(3.2)	(30)%	(5.3)	(4.0)	(28)%
Consolidated Rinker group	260.4	173.7	50%	335.2	227.6	47%